Contact

www.linkedin.com/in/christof (LinkedIn)
www.christofwittig.com (Blog)

Top Skills

Start-ups
Entrepreneurship
Mobile Applications

Languages

German
French
Spanish

Patents

Mobile application discovery through mobile search
Social mobile search

Christof Wittig

Founder and CEO at Hornet and Queer Spaces
San Francisco, California, United States

Summary

Software entrepreneur and investor;
thriving to build global tech businesses which change the world;
Specialties: serial software entrepreneur with successful exits;
extensive experience in the US, EU, JP and CN

Experience

Queer Spaces
Founder and CEO
July 2022 - Present (2 months)
West Hollywood, California, United States

Spaces is a group chat platform for building queer communities, and the first app to serve the entirety of the LGBTQ+ spectrum. It's a place for all queer people to connect over their favorite topics and interests, plan meetups and hang out. It's where we can easily discover and join the specific communities — worldwide fandoms, local teams and organizations, close friends — that matter to us most, some public and others invite-only, all on a platform where we can safely be our true, authentic selves.

Hornet
Founder and CEO
February 2011 - Present (11 years 7 months)
West Hollywood, California, United States

Hornet is the world's queer social network with over 30 million diverse users, providing a community home base that is available anytime, anywhere. Amplifying the radical, affirmative power of the queer community with cutting-edge technology, users feel comfortable sharing their experiences with friends who understand and validate their life.
Founded in 2011, Hornet has disrupted dozens of markets such as France, Russia, Brazil, Turkey, and Taiwan, to become the number 1 queer app, and is rapidly expanding its sizable user base across Europe and in the United States.
Hornet – Connect To Your CommunityMore information at hornet.com

LGBT Foundation
President
January 2018 - Present (4 years 8 months)
Hong Kong

The LGBT Foundation is a not-for-profit organization that aims to deliver equality for, and advance the cause of, the LGBT community in countries across the world. We harness the power and potential of blockchain technology – alongside other technological innovations – to foster greater acceptance of the LGBT community, drive positive social change for the community's benefit, and protect vulnerable community members.

Strive Capital
Founder and Managing Partner
January 2011 - Present (11 years 8 months)

Strive Capital invests into early stage mobile applications. Typically, investment candidates have demonstrated their ability to attract and retain users to their application and can scale their application into a global play across many platforms with distribution through a variety of channels.
Key investments: Enish (TYO:3667), Metago, KeepSafe, Hornet Networks, Vespa Networks, VirtaHealth, and App Annie.

Gay Games 11 Hong Kong 2022
Director Of Fundraising (Volunteer Role)
December 2019 - February 2022 (2 years 3 months)
Hong Kong

Director of Fundraising for the Gay Games 11 Hong Kong 2022 and a member of the management team to organize the first Gay Games in Asia.

The Gay Games is a world-class multi-sports and arts-culture Diversity festival organized every four years by the LGBT+ community and open for everyone to participate whatever the sexual preference, race, gender, disability or age.

Hong Kong has won the bid as first Asian to bring the Gay Games to Asia. Gay Games 11 Hong Kong includes 36 sports, expecting 15,000 participants and 40,000 spectators during the 9 days festival in November 2022 with an expected economic impact of up to 1 billion HK$. GGHK2022 is an organization run by passionate volunteers.

LiquidM
Founder, CEO and President

January 2013 - December 2014 (2 years)

LiquidM is the only white-labeled Mobile Advertising Management Platform (MAMP), which allows media buyers to optimize their processes across the full range of premium to performance advertising

Kii, Inc.
Founder and Director
July 2010 - December 2012 (2 years 6 months)

Kii Corp started when Servo Software and Synclore merged in 2010. Kii helps developers and device manufacturers of all sizes meet their high-performance demands with an end-to-end platform optimized for building and running enterprise mobile and IoT initiatives

Servo Software
Founder, CEO and President
December 2008 - December 2010 (2 years 1 month)
San Mateo, CA

Servo was the first Android middleware company which initially allowed mobile operators and handset manufacturers to skin Android and play on a level playing field with Google. Customers included China Mobile, HTC, Lenovo, Huawei, ZTE, and LG. Servo merged with Synclore of Japan in July 2010 to become Kii Corp. Kii provides a full stack MBaas solution, initially for mobile app developers, and now focussing on the IoT space. Based in Tokyo, Japan and Silicon Valley, Calif., Kii has global offices in China and Europe.

db4objects, Inc.
Founder, CEO and President
August 2004 - November 2008 (4 years 4 months)

db4objects develops and markets db4o, the leading open source object database for Java and .NET (http://www.db4o.com). db4o was acquired by Versant (NASDQAQ:VSNT) in December 2008.

APSIS Software AG
Founder, CEO and President
April 1993 - February 2003 (9 years 11 months)

Leading project cost management software and consulting solution for real estate investors in Germany. APSIS was acquired by Nemetschek AG in 1999 and merged with conject AG in 2002.

_____

Education

Stanford University Graduate School of Business
MSM, Business Administration · (2003 - 2004)

Technical University Munich
Dipl.-Ing., Architecture · (November 1988 - April 1993)

United World College
International Baccalaureate, (Atlantic College) · (September 1985 - May 1987)